August 21, 2019

VIA EDGAR TRANSMISSION

Mr. Alberto Zapata

Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549-0506

Re: Northern Lights Fund Trust III, File Nos. 333-178833 and 811-22655

Dear Mr. Zapata:

On May 28, 2019, the Registrant, on behalf of its series, HCM Retirement Defender 100 Index ETF and HCM Retirement Defender 500 Index ETF (each a “Fund” and collectively, the “Funds”), filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Amendment”). In a telephone conversation on July 12, 2019, you provided me with the Securities and Exchange Commission’s (“SEC”) comments to the Amendment. Below, please find a summary of the SEC’s comments and the Registrant’s response, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

Prospectus

Comment 1: The word “Defender” in each Fund suggests that each Fund offers protection from loss and may mislead investors. Please address supplementally how the name of each Fund is consistent with Staff Guidance No. 2013-12 (November 2013).

Response: The Registrant has considered the Staff’s comment and reviewed Staff Guidance No. 2013-12 carefully. The Registrant notes that “defender” is not specifically identified as one of the words in Staff Guidance No. 2013-12 that might imply protection from loss, and that the word “defender” or “defensive” in fund names is not uncommon in the industry, including another series of the Registrant. Rather than suggest that the Fund is completely protected or insured from loss, or can guarantee returns, the word “defender” connotes only how each Fund will manage risk. Indeed, the word “defender” in each Fund’s name suggests the management style for each Fund strives to move quickly in and out of the market as necessary in an effort to capture the upside and limit exposure to the downside as part of an ongoing process.

Philip.Sineneng@ThompsonHine.com Direct: 614.469.3217

Mr. Alberto Zapata

August 21, 2019

Comment 2: Please explain why “retirement” is in each Fund’s name when it is not discussed in the principal investment strategies of either Fund. Please consider whether further discussion of that term is needed in each Fund’s principal investment strategy disclosures.

Response: The Registrant has removed the word “retirement” from each Fund’s name.

Principal Investment Strategies

Comment 3: In the introduction of the Nasdaq 100 Index on page 2 of the Prospectus, and the introduction of the S&P 500 Index on page 7 of the Prospectus, please add disclosures describing what types of companies are contained in each index.

Response: The Registrant has amended its disclosures on page 2 of the Prospectus as follows:

The HCM 100 Index seeks to outperform the Nasdaq 100® Index using a proprietary methodology. The Nasdaq 100® Index is comprised of the largest domestic and international non-financial securities listed on the Nasdaq.

The Registrant has amended its disclosures on page 7 of the Prospectus as follows:

The HCM 500 Index seeks to outperform the S&P 500® Index using a proprietary methodology. The S&P 500® Index is comprised of common stocks issued by 500 large-capitalization companies traded on American stock exchanges.

Comment 4: In the principal investment strategy disclosures for 100 Index ETF, please elaborate at the top of page 2 of the Prospectus what type of equity securities will be held in the equity position.

Response: The Registrant has amended its disclosures on page 2 of the Prospectus as follows:

The HCM 100 Index alternates exposure between a full equity position of securities issued by 100 of the largest non-financial companies listed on the NASDAQ, a 50/50 equity/3-month Treasury bill position, or a full 3-month Treasury bill position. The Fund may gain exposure to securities included in the HCM 100 Index indirectly through investments in derivatives and other investment companies.

Comment 5: In the discussion of the HCM BuyLine on pages 2 and 7 of the Prospectus, consider presenting the narrative in chart form for ease of reference and to better illustrate how each index will be invested.

Mr. Alberto Zapata

August 21, 2019

Response: The Registrant has considered the comment and respectfully declines to recast its disclosures as a chart for consistency across the disclosures of all funds managed by the same adviser.

Comment 6: In the principal investment strategy dislcosures for each Fund, please disclose that the relevant index is created and sponsored by an affiliate of the adviser and describe the nature of the affiliation.

Response: The Registrant has added the following sentence to the end of the first paragraph under “Principal Investment Strategies” for the HCM Retirement Defender 100 Index ETF:

The HCM 100 Index is an index sponsored, created, compiled, and maintained by the adviser and uses a representative sampling strategy.

The Registrant has added the following sentence to the end of the first paragraph under “Principal Investment Strategies” for the HCM Retirement Defender 500 Index ETF:

The HCM 500 Index is an index sponsored, created, compiled, and maintained by the adviser and uses a representative sampling strategy.

Comment 7: Please provide the following information about each index:

(a)	in terms of component selection criteria, please explain on what basis index components are included and excluded;
(b)	with regard to index weighting methodology, please explain how index components are weighted (i.e., capitalization-weighted, price-weighted, etc.);
(c)	provide the name of the index provider;
(d)	disclose how often the index is rebalanced and reconstituted and how the index changes as part of the rebalancing and reconstitution process;
(e)	disclose the number or range of index components; and
(f)	explain whether the index is a rules-based index and provide a whitepaper explaining the index methodology.

Response: The Registrant addresses each part of Comment 7 in turn:

(a)        Basis for Including and Excluding Index Components.

Mr. Alberto Zapata

August 21, 2019

HCM Defender 100 Index: Of the 103 equities listed on the NASDAQ, the universe of equities included in the index will be non-financial companies.

HCM Defender 500 Index: The equities included in the index will be comprised of the 500 largest U.S. publicly traded companies.

(b)	How Index Components are Weighted. For both Funds, the index components are capitalization-weighted.

(c)	Name of Index Provider. For both Funds, the index provider is Howard Capital Management, Inc.

(d)        How Often the Index is Rebalanced and Reconstituted and How the Index Changes.

HCM Defender 100 Index: The index will be rebalanced only when an individual equity meets or exceeds 24% of the total worth of the index.

HCM Defender 500 Index: The index will not be rebalanced. The index is comprised of the 500 largest U.S. publicly traded companies.

(e)        Number of Index Components

HCM Defender 100 Index: The index is comprised of 100-103 components.

HCM Defender 500 Index: The index is comprised of 500 components.

(f)        Explanation of Whether Index is a Rules-Based Index and Whitepaper

HCM Defender 100 Index: The Registrant states that the HCM Defender 100 Index is a rules-based index and refers to the summary attached hereto as Exhibit A.

HCM Defender 500 Index: The Registrant states that the HCM Defender 500 Index is a rules-based index and refers to the whitepaper attached hereto as Exhibit B.

Comment 8: Please discuss supplementally whether investing in derivatives and leveraged ETFs is consistent with the applicable ETF exemptive order.

Response: The Registrant’s application for exemptive relief discloses that each Fund may invest up to 20% of its assets in derivatives and “other investment companies” to help each Fund track its respective index.[1]

[1] See Section II.G.1 of the Registrant’s application, available at https://www.sec.gov/Archives/edgar/data/1537140/000158064219002918/nlftiii40appa.htm, (“Each Fund may also invest up to 20% of its assets (“20% Asset Basket”) in certain index futures, options, options on index futures, swap contracts, or other derivatives

Mr. Alberto Zapata

August 21, 2019

Comment 9: Please explain supplementally whether each Fund uses leveraged ETFs and derivatives to achieve the 120% exposure to its index or for other purposes.

Response: Each Fund will use leveraged ETFs to achieve 120% exposure to its index and not for any other purpose.

Comment 10: Please explain supplementally where the Registrant is in the Rule 19b-4 process.

Response: The Registrant has submitted the Fund’s index methodologies to the New York Stock Exchange for its review and determination whether it is necessary to submit a Form 19b-4 for either Fund.

Comment 11: Please disclose for each Fund whether the index uses a replication or representative sampling strategy.

Response: The Registrant refers to its response to Comment 6. Each Fund uses a representative sampling strategy.

Comment 12: Please provide a citation to the Exemptive Order and confirm that each Fund is operating under the Exemptive Order.

Response: Each Fund will operate in compliance with Inv. Co. Act. Rel. No. 33585 (August 9, 2019) issued in In the Matter of Howard Capital Management, Inc. and Northern Lights Fund Trust III.

Comment 13: For ease of readablity, please consider putting the clause “including borrowing for investment purposes but exclusive of collateral held from securities lending” on page 2 of the Prospectus in parentheses.

Response: The Registrant has made the requested revision.

Principal Investment Risks

Comment 14: Please add index-related risks to the principal investment risk disclosures for each Fund, including concentration risk, tracking error risk and index provider risk.

(“Financial Instruments”), as related to its respective Underlying Index and its Component Securities, cash and cash equivalents, other investment companies which the Adviser believes will help the Fund track its Underlying Index.

Mr. Alberto Zapata

August 21, 2019

Response: The Registrant has added the following risk disclosures to the Item 4 and Item 9 disclosures of each Fund.

Concentration Risk. The Fund focuses its investments in securities of a particular industry to the extent that its index does. Economic, legislative or regulatory developments may occur that significantly affect the industry. This may cause the Fund’s net asset value to fluctuate more than that of a fund that does not focus in a particular industry.

Index Provider Risk. The Fund seeks to achieve returns that generally correspond, before fees and expenses, to the performance of its index, as published by its Index Provider. There is no assurance that the Index Provider will compile the index accurately, or that the index will be determined, composed or calculated accurately. While the Index Provider gives descriptions of what the index is designed to achieve, the Index Provider does not provide any warranty or accept any liability in relation to the quality, accuracy or completeness of data in the index, and does not guarantee that its index will be in line with its methodology.

Tracking Error Risk. Tracking error is the divergence of the Fund’s performance from that of the index. Tracking error may occur because of imperfect correlation between the Fund’s holdings of portfolio securities and those in the index, pricing differences, the Fund’s holding of cash, difference in timing of the accrual of dividends, changes to the index or the need to meet various regulatory requirements. This risk may be heightened during times of increased market volatility or other unusual market conditions. Tracking error also may result because the Fund incurs fees and expenses while the index does not.

Additional Information About Principal Investment Strategies and Related Risks

Comment 15: Please be sure to carry through any of the foregoing comments through to the “Additional Information About Principal Investment Strategies and Related Risks” section of the Prospectus as necessary.

Response: The Registrant has considered each of the foregoing comments as they may apply to its disclosures in the “Additional Information About Principal Investment Strategies and Related Risks.”

Mr. Alberto Zapata

August 21, 2019

Comment 16: Please review the first sentence under “Premium/Discount Information” on page 18 of the Prospectus and supply the missing word.

Response: The Registrant has amended its disclosures to state the following:

Most investors will buy and sell Shares in secondary market transactions through brokers at market prices and the Shares will trade at market prices.

Comment 17: Please confirm that no license is needed with regard to either affiliated index. If a license agreement(s) is required, please include as an exhibit(s).

Response: The Registrant so confirms. The Registrant does not have an index licensing agreement with the adviser because the adviser and Fund share a mutual interest in each Fund continuing to use the adviser’s index. The Registrant believes a licensing agreement is unnecessary to protect the interests of each Fund and its shareholders because the adviser does not charge a fee for the Funds to use the underlying index.

Statement of Additional Information

Comment 18: On page 2 of the Statement of Additional Information, please provide a citation to the Section 12 Order that is discussed in the paragraph under the heading “Securities of Other Investment Companies.”

Response: The disclosure is intended to refer to exemptive orders under Section 12 generally. Given the limitations the Funds would be subject to under their Section 12 order, the following disclosure has been added to that paragraph:

Due to the limitations under the Funds’ exemptive order permitting other investment companies to invest in Funds over Section 12(d)(1) limits, the Funds will generally be limited in their ability to invest in other investment companies while this order is being relied upon.

If you have any questions, please call JoAnn M. Strasser at (614) 469-3265 or the undersigned at (614) 469-3217.

Mr. Alberto Zapata

August 21, 2019

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng

cc: JoAnn M. Strasser

Mr. Alberto Zapata

August 21, 2019

EXHBIT A: The HCM Defender 100 Index

The HCM Defender 100 Index (USD) (the “Index”) was created by Howard Capital Management, Inc. (the “Index Sponsor”).

The Index uses an objective, rules-based methodology to implement a systematic trend-following strategy that directs the Index’s exposure to either 100% Index, or 50% the index and 50% Treasury ETFs, or 100% Treasury ETFs.

When the Index falls 3.5% below the HCM-BuyLine Alpha S the first signal occurs. This indicates a negative trend has been established and the Index will track 50% Index and 50% Treasury ETFs. A second signal is established when the Index falls 6.5% below the HCM-BuyLine Alpha. When the second signal is confirmed the Index will track 100% Treasury ETFs. Once the Index is tracking 100% Treasury ETFs it will have no exposure to the Index until the S&P 500 Index is above the HCM-BuyLine Alpha B for 5 consecutive business days. When this positive trend is established the Index will track 100% of the index.

Once a positive trend is established the Index will continue to track the index unless one of two things occur:

1.	If the Index crosses above the HCM-BuyLine Alpha S: A decline in the Index of 3.5% or more below the HCM- BuyLine Alpha S will result in the Index tracking 50% the index and 50% Treasury ETFs. When the Index trades 6.5% below the HCM BuyLine Alpha S the Index will track 100% Treasury ETFs. (Aforementioned scenario).

2.	If the Index does not cross above the HCM- BuyLine Alpha S: A decline in the index of 3.5% below the HCM- BuyLine Alpha B will result in the Index tracking 100% Treasury ETFs.

When the Index changes exposure the change will be effective on the second business day. Following the signal, the Index aims to mitigate, to some extent, the volatility of the index by tracking Treasury ETFs (instead of the index) when the Index is in a negative trend.

It is possible for both negative trends to occur at the same time. When this happens, the index will go from tracking 100% the index to tracking 100% Treasury ETFs.

Equity Curve

A simple, or arithmetic, moving average that is calculated by adding the closing price of the security for a number of time periods and then dividing this total by the number of time periods. Short-term averages respond quickly to changes in the price of the underlying, while long-term averages are slow to react

Mr. Alberto Zapata

August 21, 2019

EXHIBIT B: The HCM Defender 500 Index

The HCM Defender 500 Index (USD) (the “Index”) was created by Howard Capital Management, Inc. (the “Index Sponsor”).

The Index uses an objective, rules-based methodology to implement a systematic trend-following strategy that directs the Index’s exposure to either 100% of the Index, or 50% Index and 50% Treasury ETFs, or 100% Treasury ETFs.

When the Index falls 3.5% below the HCM-BuyLine Alpha S the first signal occurs. This indicates a negative trend has been established and the Index will track 50% the Index and 50% Treasury ETFs. A second signal is established when the Index falls 6.5% below the HCM-BuyLine Alpha. When the second signal is confirmed the Index will track 100% Treasury ETFs. Once the Index is tracking 100% Treasury ETFs it will have no exposure to the Index until the Index is above the HCM-BuyLine Alpha B for 5 consecutive business days. When this positive trend is established the Index will track 100% of the index.

Once a positive trend is established the Index will continue to track the index unless one of two things occur:

1.	If the Index crosses above the HCM-BuyLine Alpha S: A decline in the Index of 3.5% or more below the HCM- BuyLine Alpha S will result in the Index tracking 50% the index and 50% Treasury ETFs. When the Index trades 6.5% below the HCM BuyLine Alpha S the Index will track 100% Treasury ETFs. (Aforementioned scenario).

2.	If the Index does not cross above the HCM- BuyLine Alpha S: A decline in the Index of 3.5% below the HCM- BuyLine Alpha B will result in the Index tracking 100% Treasury ETFs.

When the Index changes exposure the change will be effective on the second business day. Following the signal, the Index aims to mitigate, to some extent, the volatility of the index by tracking Treasury ETFs (instead of the index) when the Index is in a negative trend.

It is possible for both negative trends to occur at the same time. When this happens, the index will go from tracking 100% the index to tracking 100% Treasury ETFs.

Equity Curve

A simple, or arithmetic, moving average that is calculated by adding the closing price of the security for a number of time periods and then dividing this total by the number of time periods. Short-term averages respond quickly to changes in the price of the underlying, while long-term averages are slow to react.